Exhibit 12

Genesee & Wyoming Inc.
Ratio of Earnings to Fixed Charges and Ratio of Earnings to Fixed Charges Plus Preferred Stock Dividends
(In thousands)

	Six Months Ended June 30, 2018	Years Ended December 31,
		2017	2016	2015	2014	2013
Earnings:
Income before income taxes	$135,192	$295,519	$215,491	$300,931	$368,113	$317,592
Add: Total fixed charges	62,085	122,975	92,573	84,343	63,727	77,143
Less: Capitalized interest	—	—	—	621	—	1,227
Total earnings for computation of ratio	$197,277	$418,494	$308,064	$384,653	$431,840	$393,508

Fixed charges:
Interest expense on all debt, including capitalized interest and amortization of debt issue costs	$54,176	$107,291	$75,641	$67,694	$56,162	$69,121
Portion of rental expense on operating leases attributable to interest	7,909	15,684	16,932	16,649	7,565	8,022
Total fixed charges	$62,085	$122,975	$92,573	$84,343	$63,727	$77,143

Plus: Preferred stock dividends	—	—	—	—	—	2,139
Total fixed charges plus preferred stock dividends	$62,085	$122,975	$92,573	$84,343	$63,727	$79,282

Ratio of earnings to fixed charges	3.2	3.4	3.3	4.6	6.8	5.1
Ratio of earnings to fixed charges plus preferred stock dividends	3.2	3.4	3.3	4.6	6.8	5.0